FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2011

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
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                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


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                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 28, 2011


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NOTICE REGARDING DIVIDEND

Tokyo - October 28, 2011 - Ricoh Company, Ltd.(President & CEO: Shiro Kondo) hereby notifies you of resolution to pay a dividend(interim dividend) with reference date by September 30, 2011 on the Board of Directors held today as outlined below.

1. Dividend details

(1) The amount determined

Reference date: September 30, 2011
Dividends per share: JPY 16.50
Total amount of dividends: JPY 11.97 billion
Effective date: December 1, 2011
Dividend resource: Retained earnings

(2) Interim dividend for the previous corresponding period

Reference date: September 30, 2010
Dividends per share: JPY 16.50
Total amount of dividends: JPY 11.971 billion
Effective date: December 1, 2010
Dividend resource: Retained earnings

2. Reason

We have the basic policy to make a stable dividend, upon returning profits to shareholders while considering the dividend payout ratio.
Based on the policy, we decided JPY 16.50 as an interim dividend for the fiscal year ending.

                                                                October 28, 2011
                                                             Ricoh Company, Ltd.

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